04015412

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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APR 13 2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36163

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Delaware Bay Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

680 Fifth Avenue
(No. and Street)

New York (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephanie Neiderfer 212.204.8600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

90 Merrick Avenue (Address) East Meadow (City) New York (State) 11554 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 28 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, T.K. Duggan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Delaware Bay Company, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

ANDY HUI
Notary Public, State of New York
No. 31-4990413
Qualified in New York County
Certificate filed in Kings County
Commission Expires Dec. 30, 2005

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE DELAWARE BAY COMPANY, INC.

Statement of Financial Condition
December 31, 2003

ASSETS	
Cash and cash equivalents	$ 534,131
Receivables from clearing broker - including clearing deposit of of $50,862	154,672
Securities owned:	
Marketable securities	2,454
Not readily marketable - estimated fair value	3,402
Receivables from affiliated companies	25,733
Equipment, fixtures and improvements - net of accumulated depreciation and amortization of $505,295	636,062
Other assets	109,133
	$1,465,595
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accrued expenses and other liabilities	$ 282,453
Deferred income taxes	17,607
	300,060
Stockholder's Equity	
Common stock - no par value - 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	305,200
Retained earnings	859,335
	1,165,535
	$1,465,595

See notes to financial statements.

THE DELAWARE BAY COMPANY, INC.

Supplementary Information - Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2003

COMPUTATION OF NET CAPITAL	
Total Stockholder's Equity Qualified for Net Capital	$1,165,535
Deductions	
Non-allowable assets - assets not readily convertible to cash:	
Equipment, fixtures and improvements - net book value	636,062
Receivables from non-customers	44,033
Other assets	91,157
Securities not readily marketable	3,402
	774,654
Net capital before haircuts	390,881
Haircuts on securities:	
Trading and investment securities:	
Debt securities	13
Other securities	355
Other - money market account	9,086
	9,454
Net Capital	$ 381,427
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Computation of Aggregate Indebtedness	
Total liabilities	$ 300,060
Exclusions from aggregate indebtedness - deferred income taxes	17,607
Aggregate indebtedness	$ 282,453
Minimum Net Capital Requirement - 6.67% of adjusted aggregate indebtedness	$ 18,840
Net Capital Requirement - greater of minimum net capital requirement or $100,000	$ 100,000
Net Capital in Excess of Requirement	$ 281,427
Ratio of Aggregate Indebtedness to Net Capital	.74 to 1.00

There were no material differences noted between the computation of net capital under Rule 15c3-1 of the Securities Exchange Act of 1934 as reported above and as contained in the unaudited amended FOCUS report dated February 25, 2004 as filed by the Company.

See independent auditors' report.

THE DELAWARE BAY COMPANY, INC.

SUPPLEMENTARY INFORMATION
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AS OF DECEMBER 31, 2003
REQUIRED PURSUANT TO SEC RULE 17a-5(d)(4)

Reconciliation of the audited Computation of Net Capital as of December 31, 2003 and the corresponding Computation of Net Capital included in the Unaudited Form X-17A-5 Part IIA filed by The Delaware Bay Company, Inc on January 27, 2004

Computation of Net Capital, per Form X-17A-5 Part IIA filed January 27, 2004	$	468,088
Adjustments proposed by independent auditors which reduced net capital and approved by management subsequent to filing Form X-17A-5 Part IIA		
(I) Accrual of unbilled legal fees as of December 31, 2003 disclosed to auditors in audit confirmation response received from an attorney		(16,424)
(ii) Accrual of liability for compensated absences owed to employees as of December 31, 2003 as required by FASB 43		(17,800)
(iii) Accrual of deferred rent payable based on recognition of rent expense on a straight-line basis as required by FASB 13		(52,437)
Audited Computation of Net Capital	$	381,427